EXHIBIT 12.2

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Amounts in Millions, Except Ratios)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002

Earnings (loss)(1)
Income (loss) from continuing operations before provision for (benefit of) income taxes	$(152.2)	$(5.0)	$(186.6)	$(267.0)	$(372.8)	$115.8

Fixed charges(1)
Interest expense and other charges	55.0	218.7	181.9	172.0	206.6	158.3
Interest factor of net operating rents(2)	45.3	185.1	183.9	190.0	192.7	183.8

Total fixed charges	$100.3	$403.8	$365.8	$362.0	$399.3	$342.1

Earnings (loss) plus fixed charges	$(51.9)	$398.8	$179.2	$95.0	$26.5	$457.9

Preferred stock dividends(3)
Preferred stock dividend requirements	$6.9	$47.6	$26.3	$19.8	$—	$—

Total fixed charges and preferred stock dividends	$107.2	$451.4	$392.1	$381.8	$399.3	$342.1

Ratio of earnings to combined fixed charges and preferred stock dividends(4)	N/A	N/A	N/A	N/A	N/A	1.3

(1)	Earnings (loss) consist of income (loss) from continuing operations before provision for (benefit of) income taxes, (income) loss applicable to minority interests and equity in net income (loss) of unconsolidated affiliates. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

(2)	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.

(3)	Preferred stock dividends consist of dividend payments to the holders of our preferred stock. The preferred stock dividend requirements are included in the denominator of the ratio calculation of total fixed charges and preferred stock dividends but excluded from the numerator of the ratio calculation because such amounts were not deducted in arriving at our income (loss) from continuing operations before provision for (benefit of) income taxes. Due to our loss from continuing operations before provision for (benefit of) income taxes for the three months ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004 we are presenting our preferred stock dividends at the stated amount.

(4)	We had a less than 1:1 ratio of earnings to combined fixed charges and preferred stock dividends due to our loss in the three months ended March 31, 2007 and the years ended December 31, 2006, 2005, 2004 and 2003. To provide a 1:1 coverage ratio for the deficient periods, results as reported would have required additional earnings of $159.1, $52.6, $212.9, $286.8 and $372.8 in the three months ended March 31, 2007 and the years ended December 31, 2006, 2005, 2004 and 2003, respectively.